Filed by URS Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Washington Group International , Inc.

Commission File No. of Subject Company: 001-12054
[The following is a letter sent to all URS Corporation employees.]
URS Employee Letter
I am very pleased to announce that URS has agreed to acquire Washington Group International, Inc., a leading provider of engineering, construction, technical, and operations and maintenance services. Washington Group is an internationally recognized leader in the defense, energy, power, environmental, industrial/process, infrastructure and mining markets. Washington Group’s 25,000 employees serve a wide variety of public and private sector clients through a global network of offices in more than 30 countries.
Founded in 1912 as Morrison-Knudsen Company, Washington Group has grown into an internationally recognized name in engineering and construction. In the 1930s, Morrison-Knudsen was part of the joint venture responsible for building the Hoover Dam, considered by many as the largest and most difficult civil construction project of the 20th century. In 1996, Morrison-Knudsen merged with Washington Construction to form Washington Group, as it is known today. In the past decade, the company has continued to build on its impressive project portfolio and industry-wide reputation for excellence.
We believe that by bringing together two world-class organizations we will create a new leader in our industry. Together, URS and Washington Group will be a diversified and powerful “single-source” engineering and construction services organization. In fact, we will be able to address our clients’ diverse needs throughout the entire project lifecycle—from initial planning, through design and construction, to operations and maintenance.
Our companies offer highly complementary services with little overlap, and Washington Group will enhance our competitive position in the high-growth energy and power markets, including the nuclear power sector. We believe that clients will benefit from our ability to deliver comprehensive solutions to projects almost anywhere in the world. The new company also will have the scale and resources to benefit from favorable long-term trends in the federal sector, including the growth in outsourcing and the increase in very large, bundled contracts.
The potential presented by the acquisition is compelling. URS and Washington Group share similar business strategies, management philosophies and a high standard for operational excellence. The leadership of both companies is committed to ensuring the success of the acquisition and the combined organization.
URS also has a long and successful track record with prior acquisitions. Over the past ten years, we have augmented our strong organic growth with major acquisitions, beginning with Greiner Engineering in 1996, Woodward-Clyde Consultants in 1997, Dames & Moore Group in 1999 and EG&G in 2002. Each of these acquisitions essentially doubled our size, expanded our geographic reach and added technical capabilities in strategic growth markets. The acquisition of Washington Group is the next logical step in anticipating and adapting to changing market conditions and in building for future growth.

As part of a larger, global company serving a more diverse range of markets, you will have access to incomparable career opportunities while continuing to work on some of the largest and most challenging assignments our industry has to offer. URS and Washington Group both enjoy excellent reputations for the caliber of our professional staff and are committed to professional training and development. Together, the combined company will be unparalleled in terms of the talent and expertise of our employees.
It is important to note that today’s announcement represents just the beginning of the acquisition process. While we expect the transaction to close in the second half of 2007, it is still subject to customary regulatory and stockholder approvals. Until this occurs, URS and Washington Group will remain independent companies. Once the acquisition has been completed, Washington Group will operate as a division of URS Corporation, much like our URS and EG&G Divisions.
This is an exciting time at URS. The acquisition of Washington Group represents an important opportunity for our customers, our stockholders and for you, our employees. I look forward to updating you on our activities and progress in the weeks ahead.
Sincerely,
Martin M. Koffel
Chairman and Chief Executive Officer
Additional Information and Where to Find It
In connection with the proposed transaction, URS and Washington Group will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by URS of a registration statement on Form S-4, and URS and Washington Group intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.
URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.
Forward-Looking Statements
Statements contained in this communication that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, including future financial results, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future benefits to stockholders and employees and future economic and industry conditions. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions are also intended to identify forward-looking statements. The Company believes that its expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties that could cause actual results to differ materially from the results predicted or implied by the forward-looking statement. The potential risks and uncertainties include, but are not limited to: potential difficulties that may be encountered in integrating the merged businesses; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of other closing conditions to the transaction, including the receipt of regulatory approvals; competitive responses to the merger; an economic downturn; changes in the Company’s book of business; the Company’s compliance with government contract procurement regulations; the Company’s ability to procure government contracts; the Company’s reliance on government appropriations; the ability of the government to unilaterally terminate the Company’s contracts; the Company’s ability to make accurate estimates and control costs; the Company’s ability to win or renew contracts; the Company’s and its partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; a decline in defense spending; industry competition; the Company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; the Company’s leveraged position and ability to service its debt; risks associated with international operations; business activities in high security risk countries; third party software risks; terrorist and natural disaster risks; the Company’s relationships with its labor unions; the Company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in URS’ Form 10-Q for its quarter ended March 30, 2007, as well as in the Joint Proxy Statement/Prospectus of URS and Washington Group to be filed, and other reports subsequently filed from time to time, with the Securities and Exchange Commission. These forward-looking statements represent only the Company’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. The Company assumes any obligation to update any forward-looking statements.